Clearly Canadian Announces Corporate Developments

The Company continues positioning itself for a possible senior exchange listing

VANCOUVER, B.C., June 28, 2007— CLEARLY CANADIAN BRANDS (OTCBB: CCBEF) (the “Company”) announced today that Brent Lokash has been appointed to the position of CEO of the Company and will be replaced as President by David Reingold. David Reingold is a leader in the Canadian health food industry and was the majority owner of DMR Food Corporation, a top seller of organic and natural snack foods in Eastern Canada, and My Organic Baby Inc., the first full line of certified organic baby food in Canada. Both DMR and My Organic Baby have recently been acquired by Clearly Canadian.

The Company also announced that Mr. Reingold and George Reznik have been added to the Company’s Board of Directors (the “Board”). Mr. Reznik is a Chartered Accountant with over eighteen years of corporate finance, operational management, investor relations and M & A experience. Mr. Reznik will play a significant role in the Company's overall strategic direction including merger and acquisition and overall business growth. He previously served as the Vice President of Finance for Pivotal Corporation where he led the company through an Initial Public Offering on the NASDAQ and Toronto Stock Exchange during Pivotal's high growth phase with a 7-fold increase in revenue and company size. Prior to joining Pivotal, Mr. Reznik was with Deloitte & Touche Corporate Finance practice for twelve years and led Deloitte’s business valuation practice. Mr. Reznik is a Chartered Business Valuator and a Certified Fraud Examiner. Mr. Reingold and Mr. Reznik will replace Cameron Strang and David Parkes who recently resigned from the Board.

The Board now consists of Brent Lokash (Chairman), Marco Markin, George Reznik, and David Reingold and the Board’s Audit Committee, Compensation Committee, and Corporate Governance Committees be comprised of Mr. Markin and Mr. Reznik.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages, including Clearly Canadian® sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 2 billion bottles worldwide. Clearly Canadian’s recent acquisition of DMR Food Corporation marks the Company’s debut into organic and natural products with a wide range of dried fruit and nut snacks offerings from SunRidge Farms, Naturalife, Sweet Selections, Simply by Nature and Glengrove Organics brands. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

For further information please contact:

Shareholder Relations/Steve Cook
E-mail: investor@clearly.ca
Tel: 1 (800) 983-0993

Marketing/ Carolyn Corcoran
Email: ccorcoran@clearly.ca
Tel: 1 (604) 742-5318